UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File No.: 001-04171

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
WK Kellogg Co Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
WK Kellogg Co
One Kellogg Square
Battle Creek, MI 49016

WK Kellogg Co
Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2024 and 2023

WK Kellogg Co
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2024 and 2023	4

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024	5

Notes to Financial Statements	6 - 15

Supplemental Schedule

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024	16

Signature Page	17

Exhibit Index - Consent of Independent Registered Public Accounting Firm	18
Note:    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Plan Participants and ERISA Finance Committee of WK Kellogg Co Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan
Battle Creek, Michigan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the WK Kellogg Co Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but is included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2016.
Grand Rapids, Michigan
June 23, 2025

WK Kellogg Co
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

	2024	2023
Assets
Plan interest in WKKC Master S&I Trust, at fair value	$266,332,933	$242,830,413
Plan interest in WKKC Master S&I Trust, at contract value	102,087,028	115,321,895
Self-directed brokerage accounts, at fair value	2,868,181	—
	371,288,142	358,152,308
Receivables
Notes receivable from participants	7,603,790	7,324,611
Total assets	378,891,932	365,476,919

Liabilities
Accrued expenses	159,092	106,512

Net assets available for benefits	$378,732,840	$365,370,407

The accompanying notes are an integral part of these financial statements.

WK Kellogg Co
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024

Additions
Investment income
Change in Plan interest in WKKC Master S&I Trust	$47,536,353
Net appreciation in fair value of self directed brokerage accounts	550,517
Total investment income	48,086,870

Interest income on notes receivable from participants	557,173

Contributions
Employer	5,471,125
Participant	15,710,673
Rollovers	184,931
Total contributions	21,366,729

Total additions	70,010,772

Deductions
Benefits paid to participants	56,498,425
Administrative expenses	149,914
56,648,339

Net increase	13,362,433

Net assets available for benefits
Beginning of year	365,370,407
End of year	$378,732,840
The accompanying notes are an integral part of these financial statements.

WK Kellogg Co Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2024 and 2023

1.Description of the Plan

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions. The WK Kellogg Co Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan (the Plan) (formerly the Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan) operates as a qualified defined contribution plan with a 401K feature and was established under Section 401(a) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On October 2, 2023, the Spin-Off of WK Kellogg Co from the former parent was completed, resulting in two independent companies, WK Kellogg Co and Kellanova.

WK Kellogg Co (the Company or the Employer) assumed the role of Plan Sponsor and, established the WK Kellogg Co Master Savings and Investment Trust (WKKC Master S&I Trust). Plan assets were moved from the Kellogg Company Master Trust to the WKKC Master S&I Trust on August 4, 2023. There was no impact to the benefits of Plan participants.

Plan Administration
The Plan is administered by an administration committee appointed by the Company and the president of the Bakery, Confectionery, Tobacco Workers and Grain Millers International Union, the ERISA Finance Committee and the ERISA Administrative Committee appointed by the Company.
The ERISA Finance Committee has appointed Fidelity Investments to provide recordkeeping and financial advisory services to the Plan and participants.

Plan Participation and Contributions
Generally, all the Company hourly employees belonging to the Bakery, Confectionery, Tobacco Workers and Grain Millers Union Local Nos. 3-G, 50-G, 252-G, 374-G and 401-G are eligible to participate in the Plan after the completion of their service requirement.

Participants may contribute up to 50% of their eligible compensation, as defined by the Plan, as pretax or Roth contributions, up to the maximum allowed under the Internal Revenue Code ("IRC"). Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participants may also contribute rollover amounts representing distributions from other qualified plans.

Employee contributions are matched by the Company at 100% of deferrals on the first 3% of eligible compensation and 50% of deferrals on the next 2% of eligible compensation. Employee contributions are not matched by the Company until the employee has completed one year of service from their date of hire.

Participant Accounts
Plan participants may elect to invest all contributions to their account and their existing account balances into the various investment options offered by the Plan, including common stock of WK Kellogg Co and Kellanova. Contributions held in Company common stock and Kellanova common stock can be transferred by a participant at any time to any other investment fund available under the Plan, except for transfers prohibited under the Company's Insider Trading Policy. No additional assets may be invested in Kellanova shares after October 2, 2023, and limits apply to how much may be invested in WK Kellogg Co Shares. Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings, and charged with an

WK Kellogg Co Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2024 and 2023

allocation of Plan expenses. Allocations are based on participant earnings, specific participant transactions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

On October 2, 2023, the Spin-Off of WK Kellogg Co from the former parent was completed through Kellanova's distribution of one share of WK Kellogg Co common stock for every four shares of Kellanova common stock to Kellanova’s share owners as of the close of business on the record date of September 21, 2023.

Former Kellogg Company common stock held by participants was exchanged for shares of WK Kellogg Co Company stock and Kellanova stock. No additional purchases of Kellanova stock are permitted in WK Kellogg Co plans and all Kellanova stock held by participants will be sold on or about the date the acquisition of Kellanova by Mars, Inc. is effectuated. Any dividends on Kellanova stock after August 4, 2023 are invested according to the participant's investment elections for current contributions. Effective January 1, 2024, no more than 20% of the value of a participant's account may be invested in the Company stock account, and no more than 20% of the participant's ongoing contributions may be invested in the Company stock account.

Vesting
Participants are immediately vested in all contributions to their account plus actual earnings thereon.

Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. The loans are secured by the vested balance in the participant's account and bear interest at a rate of 1% above the prime interest rate in the month the loan begins. Principal and interest are paid ratably through payroll deductions. Loans uncollectible are recorded as participant withdrawals. These loans are subject to certain restrictions as defined by the Plan document and applicable restrictions under the IRC.

Payment of Benefits
On termination of service, participants may elect to receive payment of their account balances as a lump sum or installment payments, if the account balance is over $5,000. Account balances equal to $5,000 or less are paid as a lump sum. Participants with investments in Company or Kellanova common stock may elect to receive that portion of their distribution in shares. Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

WK Kellogg Co Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2024 and 2023

Investment Valuation and Income Recognition
The investments of the Plan are reported at fair value (except for fully benefit responsive investment contracts, which are reported at contract value). The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Plan Interest in Master Trust
The Plan's investments are held in the WK Kellogg Co Master Savings and Investment Trust (WKKC Master S&I Trust) and are co-invested with the assets of another defined contribution plan sponsored by the Company. The Northern Trust Company (Northern Trust) is the Trustee for the WKKC Master S&I Trust.

The Plan’s divided interest in the WKKC Master S&I Trust net assets and investment activities is based upon the total of each individual participant’s share of the WKKC Master S&I Trust. The fair value and contract value of the Plan's interest in the WKKC Master S&I Trust as of December 31, 2024 and 2023 reflects the Plan's interest in the fair value and contract value of the underlying net assets of the WKKC Master S&I Trust as of each date. The Plan presents in its statement of changes in net assets available for benefits an allocation of the WKKC Master S&I Trust's net income (loss) for the year which consists of realized gains or losses, unrealized appreciation (depreciation) on investments and interest and dividend income.

Self Directed Brokerage Account
A self directed brokerage account was established with Fidelity Investments. Fidelity Investments is the custodian of all funds held within the brokerage account. Due to these investments being held by a separate custodian, funds held within a participant's self directed brokerage account are presented as a separate plan investment on the Statements of Net Assets Available for Benefits. Investments earnings related to the self directed brokerage account are included in net appreciation/(depreciation) in fair value of investments.

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Loans determined to be uncollectible are recorded as participant withdrawals.

Expenses of Administration
Certain expenses of maintaining the Plan are paid directly by the Plan Sponsor and are excluded from these financial statements. Expenses that are charged to participant accounts include loan fees, withdrawal fees and plan administrative fees. Certain investment related expenses are included in net appreciation in fair value of investments.

Payment of Benefits
Benefits are recorded when paid.

WK Kellogg Co Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2024 and 2023

3.    Fair Value Measurements

The Plan’s assets are categorized using a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1    Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted prices that are observable for the asset or liability; and
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3    Inputs to the valuation methodology are prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.
•    Cash equivalents: Consist of units of a short-term investment collective fund with underlying investments of high-quality money market instruments with short term maturities. Valued at the published net asset value ("NAV") of units of the collective fund, as provided by the trustee of the collective fund. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Redemptions are allowed on every business day.
•    Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded. Shares of WK Kellogg Co common stock and Kellanova common stock are held in a unitized fund with units of a short-term investment collective fund to allow for liquidity and daily trades. Values of each reflected in these financial statements are the values of the common stock only.
•    Mutual funds: Valued at the published daily net asset value ("NAV") as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
•    Commingled/Collective trusts (CCT): Valued at the net asset value ("NAV") of units of a bank collective trust. The NAV, as provided by the trustee or custodian of the collective trust, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount

WK Kellogg Co Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2024 and 2023

different than the reported NAV. Participant transactions (purchases and sales) may occur daily. The Plan holds several direct filing entity CCTs which offer participants a variety of investment objectives including target retirement dates, market sectors and investment objectives.
•    Self-directed brokerage accounts: Accounts primarily consist of mutual funds and common stocks for which values are determined using quoted prices on a nationally recognized securities exchange.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level within the fair value hierarchy the Plan's assets at fair value as of December 31, 2024.

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Self-directed brokerage accounts	$2,868,181	—	—	$2,868,181
The following tables set forth by level within the fair value hierarchy the WKKC Master S&I Trust's assets at fair value as of December 31, 2024 and 2023.

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Cash equivalents	$—	$3,744,190	$—	$3,744,190
Common stock - WK Kellogg Co	5,891,239	—	—	5,891,239
Common stock - Kellanova	32,730,908	—	—	32,730,908
Common stock - other	19,838,648	—	—	19,838,648
Mutual funds	63,098,960	—	—	63,098,960
Total assets in the fair value hierarchy	$121,559,755	$3,744,190	$—	$125,303,945
Investments measured at net asset value				454,484,882
Total investments at fair value				$579,788,827

WK Kellogg Co Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2024 and 2023

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Cash equivalents	$—	$2,500,753	$—	$2,500,753
Common stock - WK Kellogg Co	3,410,737	—	—	3,410,737
Common stock - Kellanova	28,641,854	—	—	28,641,854
Common stock - other	19,579,375	—	—	19,579,375
Mutual funds	59,836,205	—	—	59,836,205
Total assets in the fair value hierarchy	$111,468,171	$2,500,753	$—	$113,968,924
Investments measured at net asset value				388,847,349
Total investments at fair value				$502,816,273
The following summarizes investments held in the WKKC Master S&I Trust for which fair value is measured using the net asset value (NAV) per share or unit as a practical expedient as of December 31, 2024 and 2023.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2024
Common/collective trusts	$454,484,882	N/A	Daily	None

December 31, 2023
Common/collective trusts	$388,847,349	N/A	Daily	None

4.    Plan Interest in the WK Kellogg Co Master Savings & Investment Trust
The Plan's investments, except for self-directed brokerage accounts, are held in the WKKC Master S&I Trust, which was established for the investment of assets of the Plan and certain assets of another Company-sponsored retirement plan. Each of the plans participating in the WKKC Master S&I Trust has a divided interest in the WKKC Master S&I Trust.

The value of the Plan’s interest in the WKKC Master S&I Trust is based on the beginning of the year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Participant transaction activity is designated to specific underlying assets of the WKKC Master S&I Trust. Investment income and administrative expenses relating to the WKKC Master S&I Trust are allocated to the individual plans based on 1) whether it is related to a specific plan (100% allocated to that plan), or 2) the Plan's proportionate share of the income or expense which is attributable to the WKKC Master S&I Trust, which is based upon relative investment balances.

The following tables present the total fair value of the investments in the WKKC Master S&I Trust at December 31, 2024 and 2023:

WK Kellogg Co Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2024 and 2023

	December 31, 2024
	WK Kellogg Co Master Savings & Investment Trust	Plan Interest in WK Kellogg Co Master Savings & Investment Trust
Investments at fair value
Cash equivalents	$3,744,190	$1,872,095
Common stock - WK Kellogg Co	5,891,239	4,376,647
Common stock - Kellanova	32,730,908	26,110,158
Common stock - other	19,838,648	10,284,265
Mutual funds	63,098,960	24,993,851
Common/collective trusts	454,484,882	198,603,821
	579,788,827	266,240,837
Investments at contract value
Fully benefit-responsive synthetic guaranteed investment contracts	115,211,915	102,123,509
	695,000,742	368,364,346
Accrued income	212,345	92,096
Total assets	695,213,087	368,456,442
Accrued expenses	(41,157)	(36,481)
	$695,171,930	$368,419,961

	December 31, 2023
	WK Kellogg Co Master Savings & Investment Trust	Plan Interest in WK Kellogg Co Master Savings & Investment Trust
Investments at fair value
Cash equivalents	$2,500,753	$1,250,377
Common stock - WK Kellogg Co	3,410,737	2,751,622
Common stock - Kellanova	28,641,854	23,360,481
Common stock - other	19,579,375	10,488,299
Mutual funds	59,836,205	24,637,354
Common/collective trusts	388,847,349	180,290,880
	502,816,273	242,779,013
Investments at contract value
Fully benefit-responsive synthetic guaranteed investment contracts	127,582,857	115,151,990
	630,399,130	357,931,003
Accrued income	360,035	285,067
Noninterest-bearing cash	820	410
Total assets	630,759,985	358,216,480
Accrued expenses	(70,599)	(64,172)
	$630,689,386	$358,152,308

WK Kellogg Co Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2024 and 2023

The following is net appreciation in the fair value of investments and investment income for the WKKC Master S&I Trust for the year ended December 31, 2024:

Net appreciation in fair value of investments	$89,196,037
Dividend and interest income	2,924,079
$92,120,116

5.    Fully Benefit-Responsive Guaranteed Investment Contracts
The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts held in the WKKC Master S&I Trust. GSAM Stable Value, LLC is the investment manager for the contracts.

Synthetic guaranteed investment contracts consist of investments owned by the Plan (in this case, through a master trust) in a separately identified custody account and a wrapper contract which guarantees a a rate of return based on the underlying investments. The underlying investments typically include portfolios of fixed income securities or units of fixed income collective trusts. The rate of return is based on a formula described within the terms of the contract (the crediting rate). The incremental value (if any) of the contract itself is based on i) issuer ratings as determined by credit ratings, which are published by rating agencies and ii) the present value of the change in each contract’s replacement cost. At December 31, 2024 and 2023, the present value of contract replacement cost approximates current contract cost.

These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measurement attribute for fully benefit responsive guaranteed investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by GSAM Stable Value, LLC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Except for the above, the guaranteed investment contracts do not permit the contract issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value.

WK Kellogg Co Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2024 and 2023

6.    Risks and Uncertainties

The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks, liquidity, political uncertainty, pandemic and environmental risks, and cybersecurity risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.    Transactions with Related Parties and and Parties-In-Interest

Investments held by the WKKC Master S&I Trust include a short term investment commingled fund managed by The Northern Trust Company. The Northern Trust Company is the Trustee of the Plan and Trust and, therefore, these transactions, as well as participant loans and the related interest income on notes receivable from participants, qualify as party-in-interest transactions.

At December 31, 2024, the WKKC Master S&I Trust held 327,473 shares of WK Kellogg common stock and 404,235 shares of Kellanova common stock. The Plan's interest in each type of common stock represents approximately 74% of the WK Kellogg Co common stock and 80% of the Kellanova common stock held by the WKKC Master S&I Trust at December 31, 2024. During 2024 the WKKC Master S&I Trust received dividends of $193,548 from WK Kellogg Co and $1,030,580 from Kellanova. These transactions represent related party and party-in-interest transactions.

At December 31, 2023, the WKKC Master S&I Trust held 259,569 shares of WK Kellogg common stock and 512,285 shares of Kellanova common stock. The Plan's interest in each type of common stock represents approximately 81% of the WK Kellogg Co common stock and 82% of the Kellanova common stock held by the WKKC Master S&I Trust at December 31, 2023. These transactions represent related party and party-in-interest transactions.

The Plan is not charged for administrative services performed on its behalf by employees of the Company. Some fees paid by the Plan for the investment management services are included in net appreciation in fair value of investments. During 2024, the Plan and Master Trust paid administrative fees to service providers to the Plan including The Northern Trust Company, Fidelity Management Trust Company, the recordkeeper, and GSAM Stable Value, LLC, which also qualify as party-in-interest transactions.

The Plan participates in a revenue credit sharing program which is used to reimburse the Company for fees and expenses associated with the services of the program, or to pay such vendors and third parties, as appropriate. An immaterial portion was returned to the Plan based on revenue sharing arrangements. The revenue sharing amounts received are used to pay the Plan’s administrative expenses.

WK Kellogg Co Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2024 and 2023

9.    Income Tax Status

The Plan administrator has received a favorable determination letter from the Internal Revenue Service dated June 16, 2017 regarding the Plan’s qualification under applicable income tax regulations. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code and believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

10.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2024 and 2023 to Form 5500.

	2024	2023

Net assets available for benefits per the financial statements	$378,732,840	$365,370,407
Adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts	(5,900,685)	(250,839)
Net assets available for benefits per the Form 5500	$372,832,155	$365,119,568

The following is a reconciliation of the change in the Plan’s interest in master trusts per the financial statements for the year ended December 31, 2024 to Form 5500:

Change in Plan interest in Master Trust per the financial statements	$47,536,353
Change in adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts	(5,649,846)
Less: administrative expenses	(149,914)
Change in value of Plan interest in Master Trust investment accounts per the Form 5500	$41,736,593

11.    Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued, no events or transactions occurred through June 23, 2025 requiring recognition or disclosure in the financial statements.

WK Kellogg Co
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan EIN 92-1243173 Plan No. 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2024

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment - Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Market Value

*	Self - directed brokerage accounts	Various	#	2,868,181

*	Participant loans	Interest rates at 4.25% - 9.50%, maturities through April 2039	0	7,603,790

*	Denotes party-in-interest
#	All investments are participant directed, therefore, cost information is not required

	Attachment to Form 5500, Schedule H, Part IV, item 4(i)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WK KELLOGG CO BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS SAVINGS AND INVESTMENT PLAN
	By:	/s/ David McKinstray
Dated: June 23, 2025	Name: Title:	David McKinstray Chief Financial Officer WK Kellogg Co

EXHIBIT INDEX

Exhibit Number	Document
23.1	Consent of Independent Registered Public Accounting Firm